Exhibit 12(a)
UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges
	12 Months Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2005	2004	2003	2002	2001
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$76,762	$80,968	$80,844	$65,620	$68,678
Other Interest (1)	3,153	1,947	3,709	2,123	1,287
Interest on Capital Lease Obligations	79,098	85,912	84,080	87,801	90,559
Total Fixed Charges	159,013	168,827	168,633	155,544	160,524

Net Income	46,144	45,919	113,941	34,928	63,839

Less:
Extraordinary Income & Accounting Change -
Net of Tax	(626)	-	67,471	-	470
Net Income from Continuing Operations	46,770	45,919	46,470	34,928	63,369

Add (Deduct):
(Income) Losses from Equity Investees	(2,113)	(7,121)	3,051	3,047	10,748
Income Taxes	32,560	33,946	12,082	17,962	49,109
Total Fixed Charges	159,013	168,827	168,633	155,544	160,524

Total Earnings before Taxes
and Fixed Charges	$236,230	$241,571	$230,236	$211,481	$283,750

Ratio of Earnings to Fixed Charges	1.486	1.431	1.365	1.360	1.768

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.